Principal Exchange-Traded Funds 711 High Street, Des Moines, IA 50392 515 247 5111 tel

March 13, 2025

Via EDGAR

Jay Williamson
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re: Principal Exchange-Traded Funds (the "Registrant") File Numbers 033-59474, 811-07572 Post-Effective Amendment No. 115 to the Registration Statement on Form N-1A (the "Amendment")
Dear Mr. Williamson:

This letter responds, on behalf of the Registrant, to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) with respect to the Amendment, which were communicated to me by telephone on February 18, 2025. The Registrant filed the Amendment with the Commission on January 8, 2025, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”) for the purposes of launching a new series, the Principal Capital Appreciation Select ETF (the “Fund”). The Registrant will make changes in response to SEC Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 116).

Comment 1: Please supplementally tell the Staff how the Registrant calculated the Fund’s estimated “Other Expenses” would be zero and determined zero to be reasonable.

Response: The Fund’s estimated “Other Expenses” paid by the shareholders are expected to be zero. This Fund, like the other ETFs of the Registrant, pays a unitary fee to PGI (the Fund’s investment advisor) as the management fee. That unitary fee traditionally includes “Other Expenses” that an investment portfolio series that does not pay a unitary fee typically includes (e.g., custodial and transfer agency fees, and independent board member fees). Other Expenses are estimated based on the fees incurred by similar investment products and strategies that the Fund’s investment advisor manages. The unified fee structure reduces the Fund’s exposure to Other Expenses.

Comment 2: Please confirm that the Fund does not anticipate that the excluded expenses included in footnote 2 in the Annual Fund Operating Expenses table will total more than 1 basis point, otherwise please include these expenses in the Other Expenses line item to clarify that they will be passed on to shareholders.

Response: The Registrant confirms that it does not anticipate that the excluded expenses included in footnote 2 will total more than 1 basis point for the Fund.

Comment 3: A two sentence principal investment strategy does not adequately describe the Fund’s investment approach or thesis. Please disclose the types of analyses, data, and/or research the portfolio managers will consider to support investment decisions as well as any portfolio construction parameters the Fund anticipates using. Clearly describe the outer limits in details of the strategy.

Response: The Registrant has revised the Fund’s principal investment strategy as set forth below with the underlined disclosure representing the changes.

Principal Investment Strategies
The Fund invests primarily in equity securities of U.S. companies with any market capitalization, but it has a greater exposure to large market capitalization companies than small or medium market capitalization companies. Although there is no restriction on the size of the companies in which the Fund invests, most of the Fund’s investments typically include companies with a market capitalization range over $10 billion at the time of purchase. Those managing the Fund’s investments seek to invest in securities of businesses that they believe are trading at a discount to their private market value (i.e., the value of the business if it was sold), have a competitive advantage, and/or that have barriers to entry in their respective industries.

Comment 4: In the “Principal Investment Strategies” section, please explain how the Portfolio Managers determine the companies are “trading at a discount to their private market value.” What indicators demonstrate that a company has a “competitive advantage” and over who. How does the advisor determine that a company has a “barrier to entry in their respective industry”? For greater clarity, provide more detail or examples.

Response: The Registrant respectfully declines to make additional revisions to its Principal Investment Strategies. Please see changes made in response to Comment #3.

Comment 5: Will the Fund principally invest in U.S. or foreign securities? Clarify as applicable.

Response: The Fund will primarily invest in U.S. equity securities. The Fund will not principally invest in foreign securities. Please see revisions noted in the Response to Comment #3 above.

Comment 6: If the Fund will focus on particular sectors or industries, identify them here and summarize their corresponding risks in the next section.

Response: The Fund does not expect to principally invest in a particular sector or industry.

Comment 7: On page 3 of the Prospectus, "Active Management Risk" is too generic to understand its scope. If the Fund anticipates high portfolio turnover, state this in the strategy summary and provide a separate high portfolio risk summary; otherwise, refocus the risk on the potential for human error (i.e. poor judgment in selection and management decisions, mistakes in data evaluation, selection of inappropriate strategy parameters or methods).

Response: The Registrant has revised its disclosure as set forth below with the underlined disclosure representing the changes. The Registrant notes that the Fund does not anticipate high portfolio turnover being a principal risk of the Fund but confirms that it will analyze turnover at least annually and will include a high portfolio risk if warranted.

Active Management Risk. The Fund’s investments are actively managed by the investment team and do not track an index. Consequently, there is no guarantee that the investment techniques, analyses, or judgments that the Fund’s investment advisor and/or sub-advisor applies in making investment decisions for the Fund will produce the intended outcome or that the investments the advisor selects for the Fund will perform as well as other securities that were not selected for the Fund. The Fund may not achieve its investment objective, and it is not intended to be a complete investment program.

Comment 8: Given that the Fund will invest more significantly in larger companies, include a parallel risk summary corresponding to the risks associated with larger cap companies as well.

Response: The Registrant respectfully declines to make any change at this time, as it believes that the general equity securities risk encompasses the risks related to large-capitalization companies.

Comment 9: On page 4 of the Prospectus, please revise the “Market Trading Risk.” The current summary is insufficient to describe the risks in investing in ETFs. Please provide a more complete summary of the risks of ETF structure, including limited pool of authorized participants and the specific situations in which the share price will trade at a discount or premium to NAV.

Response: The Registrant has revised the disclosure as set forth below with the underlined portion reflecting the changes. The Registrant further notes Market Trading Risk is described in greater detail in the section titled “ADDITIONAL INFORMATION ABOUT INVESTMENT STRATEGIES AND RISK.” Further, the Registrant notes that per Form N-1A, the Item 9 risk disclosure is intended to be more complete and detailed than the Item 4 Summary so that the Prospectus format facilitates an investor the ability to dig more deeply into the nuances of the Fund’s principal strategies and risks. Accordingly, the Registrant provides more comprehensive and detailed risk disclosure in Item 9 in the section titled “ADDITIONAL INFORMATION ABOUT INVESTMENT STRATEGIES AND RISK.”

Market Trading Risks. The Fund faces numerous market trading risks, including the potential lack of an active market for Fund shares, losses from trading in secondary markets, and disruption to the activities of market makers, limited pool of authorized participants, or other participants and in the creation/redemption process of the Fund. ANY OF THESE FACTORS MAY LEAD TO THE FUND’S SHARES TRADING AT A PREMIUM OR DISCOUNT TO NAV

Comment 10: In reference to the URL included on page 4, in the “Performance” section, the Staff notes statements referring to a URL that states that Fund information is available, should direct the reader to the webpage to where that information is available or should direct to a page with a specific link to where that information can be found. Please confirm your URLs will be tailored accordingly.

Response: Registrant has updated the referenced URL.

Comment 11: The Prospectus does not appear to present disclosure responsive to the requirements of Item 9a or 9b. Per Form N-1A, the Item 9 strategy disclosure is intended to be more complete and detailed than the Item 4 Summary so that the Prospectus format facilitates an investor the ability to dig more deeply into the nuances of the Fund’s principal strategies and risks. Accordingly, provide more comprehensive and detailed strategy disclosure in Item 9 that focuses on how the Portfolio Managers apply the Item 4 Principal Investment Strategies to achieve long-term capital growth. In your response letter, confirm that the revised disclosure is consistent with the Form and the guidance provided by the Staff in IMG # 2014-08.

Response: The Fund’s principal investment strategies are disclosed in the summary section under “Principal Investment Strategies” in response to Item 4(a) of Form N-1A. The Registrant notes that it includes the following disclosure in the “Additional Information about Investment Strategies and Risks” section: The Fund's investment objective is described in the summary section for the Fund. The summary section also describes the Fund's principal investment strategies, including the types of securities in which the Fund invests, and the principal risks of investing in the Fund. Further, the Registrant notes the section referenced does further details the Fund’s investment strategies. The Registrants believes this disclosure is responsive to Item 9(b) of Form N-1A and believes it is unnecessary to restate the principal investment strategies of the Fund under Item C.3.(a) of the General Instructions section of Form N-1A, which states that: “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.”

Comment 12: Please indicate the period of notice that the Fund intends to provide to shareholders when the Fund’s investment objective or strategy is going to change.

Response: The Registrant respectfully declines to indicate a specific notice period; however, the Registrant’s Statement of Additional Information discloses how each fundamental and non-fundamental restriction may be changed.

Comment 13: Under “Cash Management” and similar headings, please explicitly indicate whether the sub-headings under this section are principal or non-principal to the Fund. Specifically, under “Liquidity”, in the last sentence of the second paragraph, clearly distinguish between strategies that are principal to this Fund and those that are not. If all are principal to this Fund, restate as such.

Response: The Registrant has tailored the disclosure accordingly. Additionally, the Registrant refers Staff to the paragraph above “Cash Management” which notes: The following investment strategies and risk (before the section labeled "Principal Strategies and Risks" below) apply to the Fund and, depending on market conditions, can materially impact the Fund's management.

Comment 14: The “Liquidity” section on page 6 of the Prospectus notes the following: Additional liquidity risks that apply to ETFs are described under "Market Trading Risks" below. Please consider modifying the presentation to discuss all liquidity risks in one place; the current organization makes the risks unnecessarily difficult to understand.

Response: The Registrant has so considered the Staff’s comment and respectfully declines to modify its presentation of risks.

Comment 15: In the “Market Volatility” section on page 7 of the Prospectus, consider re-focusing the language on this Fund specifically rather than describing the volatility on Funds generally. The combination of singular and plural Fund references is confusing.

Response: The Registrant has tailored its disclosure accordingly.

Comment 16: If Securities lending is a principal strategy for this Fund, state this more directly.

Response: Securities lending is not a principal strategy for the Fund; however, the Fund does participate in the securities lending program. Additionally, the Registrant refers Staff to the paragraph above “Cash Management” which notes: The following investment strategies and risk (before the section labeled "Principal Strategies and Risks" below) apply to the Fund and, depending on market conditions, can materially impact the Fund's management.

Comment 17: Page 8 of the Prospectus, under “Principal Strategies and Risks,” says the following: The following describes certain of the Fund's principal investment strategies and risks in greater detail. The SAI contains additional information about investment strategies and their related risks. However, the text does not identify particular strategies and risks with appropriate specificity. For example, the Active Management section discusses this strategy in generic language rather than explaining how this Advisor engages in active management to achieve long-term growth of capital. Please revise the strategy descriptions to address the specific way they are enacted by these portfolio managers for this particular fund. Do likewise for the sub-headings dedicated to principal risks (i.e. market trading risks and redemption and large transactions risk).

Response: The Registrant has so considered the Staff’s comment and respectfully declines to modify its presentation of risks. The Registrant believes the current disclosure complies with the requirements of Form N-1A.

Comment 18: On page 9 in the “Equity Securities” section, are convertible securities, depository receipts, rights and warrants all principal investment instruments upon which the Fund relies to achieve its investment objective. If so, say this directly and explain how this particular Fund uses them for that purpose.

Response: The Registrant has revised the referenced disclosure to better tailor it to the Fund. The Fund does not principally invest in convertible securities, depository receipts, rights, and warrants.

Comment 19: On page 10 of the Prospectus in the “Redemption and Large Transaction Risk” section, please delete the last paragraph in this section. It is duplicative of the first paragraph.

Response: The Registrant has done so.

Comment 20: On page 11 of the Prospectus in the section “MANAGEMENT OF THE FUND”, under the “Portfolio Managers” section, please explain supplementally explain the purpose that the following sentence serves: References to Principal® include the entire Principal organization. Clearly identify the affiliated entity or who each of the named Portfolio Managers works.

Response: The Registrant notes that references to Principal® encompass various entities and groups within the Principal® organization, such as its majority- and wholly-owned subsidiaries as well as investment teams within Principal Global Investors, LLC (PGI).

Comment 21: If the Fund does not currently rely on the Registrant’s Managers of Managers Order (the “Order”), delete the corresponding disclosure or confirm that the Fund’s name complies with the conditions of the Order.

Response: The Registrant respectfully disagrees with the Staff and believes Staff has misread the exemptive application which states: If the name of any Subadvised Series contains the name of a Sub-Adviser, the name of the Adviser that serves as the primary adviser to the Subadvised Series, or a trademark or trade name that is owned by or publicly used to identify that Adviser, will precede the name of the Sub-Adviser.  The Adviser may in the future, enter into new, additional or amended sub-advisory agreements on behalf of these or other Series. The Fund is not sub-advised and, thus, does not include the name of a sub-adviser. As such, the Registrant confirms that the Fund’s name complies with the Registrant’s Manager of Managers Order.

*****

Please call me at (515) 878-0460 if you have any questions.

Sincerely,

/s/ Deanna Y. Pellack

Deanna Y. Pellack
Counsel and Secretary, Registrant